Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2005

SEC NO. 1-5998

A. Full title of the plan:

PUTNAM INVESTMENTS PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC. 1166 Avenue of the Americas New York, NY 10036

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Putnam Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

Date: June 28, 2006	/s/___________________________
Donald E. Mullen
Authorized Representative of the
Putnam Benefits Administration Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-69774 of Marsh & McLennan Companies, Inc. on Form S-8 of our report dated June 23, 2006, appearing in this Annual Report on Form 11-K of the Putnam Investments Profit Sharing Retirement Plan for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP Boston, Massachusetts June 28, 2006

Putnam Investments Profit Sharing Retirement Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

PUTNAM INVESTMENTS PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:	10

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11-12

NOTE: All other schedules required by Section 2520.103 -10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Putnam Investments Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Putnam Investments Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts June 23, 2006

PUTNAM INVESTMENTS PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Participant directed investments:
Participant investments	$440,734,796	$470,118,350
Participant loans	7,137,062	11,874,988

Total investments	447,871,858	481,993,338

Contributions receivable:
Employer	23,229,029	32,655,244
Participant	706,855	823,446

Total contributions receivables	23,935,884	33,478,690

NET ASSETS AVAILABLE FOR BENEFITS	$471,807,742	$515,472,028

See notes to financial statements.

PUTNAM INVESTMENTS PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$18,552,334	$30,064,221
Dividend income	16,471,930	7,872,315
Interest income	1,988,446	1,996,176

Investment activity—net	37,012,710	39,932,712

CONTRIBUTIONS:
Employer	23,229,029	32,655,244
Participants	15,723,300	20,827,459

Total contributions	38,952,329	53,482,703

DEDUCTIONS—Benefits paid to participants	(56,908,592)	(55,212,764)

NET INCREASE BEFORE TRANSFERS	19,056,447	38,202,651
TRANSFER OF PLAN ASSETS (Note 8)	(62,720,731)

NET (DECREASE) INCREASE	(43,664,286)	38,202,651
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	515,472,028	477,269,377

End of year	$ 471,807,742	$515,472,028

See notes to financial statements.

PUTNAM INVESTMENTS PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Putnam Investments Profit Sharing Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan sponsored by Putnam LLC (“Putnam”) and certain of its adopting subsidiaries (the “Company”). Putnam is a wholly-owned subsidiary of Putnam Investments Trust, which is ultimately a majority-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”). The Plan is for the benefit of the Company’s employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”) and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan document was amended effective January 1, 2004 to enable any employee employed by PanAgora Asset Management, Inc. (“PanAgora”) as of July 19, 2004 to be eligible for the Plan based on the employee’s active service with PanAgora prior to July 19, 2004 and the eligibility requirements of the Plan.

The Plan document was amended as of November 1, 2005 as follows:

1. To identify the Putnam Benefits Administration Committee as the Plan administrator and the Putnam Benefits Investment Committee as the named fiduciary for investments.

2. To approve a merger or consolidation of the Plan with, or a transfer of all or part of the assets or liabilities to any other plan.

3. Effective January 1, 2005 with respect to loan applications to include applications submitted from January 1, 2005 to November 27, 2005, if the participant is employed by Mercer HR Services, LLC.

4. To change the name of the Plan to “The Putnam Retirement Plan,” effective as of January 1, 2006.

An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of 12 months of service. An employee is eligible to become a participant in the salary-deferral portion of the Plan upon commencement of employment. A participant generally must be employed on the last day of the Plan’s fiscal year (December 31) to be eligible for his or her portion of the Company’s contribution for that year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Company contributions are determined at the discretion of Putnam with the approval of MMC. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. During the years ended December 31, 2005 and 2004, the Company contributed 15% of eligible compensation. Company contributions are allocated annually based on a uniform percentage of eligible earnings per participant.

The salary deferral portion of the Plan is intended to be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants’ compensatory contribution to the Plan will be deducted from their payroll and that the Company shall contribute this amount to the Plan on behalf of the participants. Unless otherwise directed by the employee, all new employees contribute 3% of their applicable compensation to the salary-deferred portion of the Plan.

Effective on or after January 1, 2005, all employees who are eligible to make 401(k) contributions under the Plan and who are projected to attain age 50 before the close of the calendar year, shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v) and any regulations or other guidance thereunder.

Investment Programs—The Plan allows each participant to elect to have participant contributions, Company contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

1. Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser (“Putnam-sponsored mutual funds”).

2. Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, guaranteed investment contract products are offered through the investment in the Putnam Stable Value Fund.

3. MMC common stock (MMC is the parent company of Putnam).

4. Putnam may also designate other mutual funds or investment vehicles. There were no such investments as of December 31, 2005 or 2004.

Participant and Company contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

With proper notification, participants may elect to change their investments up to once a day.

Vesting—The vesting of Company contributions is as follows:

Vested Interest
Years of continuous service:
Less than two	None
Two but less than three	25%
Three but less than four	50%
Four but less than five	75%
Five or more	100%
If a participant reaches age 59½, dies, or becomes disabled	100%

Participants are automatically fully vested in their voluntary and rollover contributions.

Forfeitures—Forfeitures of nonvested Company contributions are used to reduce future Company contributions one year after the fiscal year in which the forfeitures occur. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $2,249,041 and $2,417,694, respectively. Reduction of Company contributions amounted to $2,417,694 and $1,569,495 in 2005 and 2004, respectively, for forfeitures that occurred in 2004 and 2003, respectively.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits—Distributions are based on the vested portion of the participant’s account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Upon participant request, such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.

Participant Loans—Participants of the Plan may borrow from their accounts, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant’s account. All loans shall be secured by the participant’s account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its investment in the Putnam Stable Value Fund, which is generally valued at contract value as determined by the trustee. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balance. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Expenses of the Plan have been paid by the Company, but such payment is at the Company’s discretion.

Benefits—Benefits to participants are recorded when paid.

3. INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2005	2004

Putnam Money Market Fund	$34,055,203	$41,257,196
Putnam Stable Value Fund	27,977,542	31,319,799
Putnam Voyager Fund	24,840,909	29,807,294
The Putnam Fund for Growth and Income	24,228,583	24,487,391
Putnam International Equity Fund	24,142,453	24,562,789*
Putnam New Opportunities Fund	23,314,685*	27,228,677

* Values do not reflect 5% or more of the Plan’s net assets but are included for comparative purposes.

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2005	2004

Investments at fair value, based on quoted market prices:
Putnam-sponsored mutual funds	$19,137,294	$35,588,134
MMC common stock, 247,999 and 348,036
shares, respectively	(584,960)	(5,523,913)

Total	$18,552,334	$30,064,221

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS

At December 31, 2005 and 2004, amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,228,325 and $1,766,671, respectively. These amounts by investment type are as follows:

Source	2005	2004
Mutual funds	$964,554	$1,435,933
Stable Value Fund—guaranteed investment products	254,577	327,483
MMC common stock**	9,194	3,255

Total	$1,228,325	$1,766,671

**Putnam and MMC are parties-in-interest to the Plan.

6. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on December 6, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Putnam-sponsored mutual funds and a collective trust. Putnam is the Plan sponsor as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 247,999 and 348,036 shares, respectively, of common stock of MMC, the parent company of the sponsoring employer, with a cost basis of $9,428,569 and $13,991,572, respectively, and with a fair value of $7,876,471 and $11,450,399, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $246,406 and $468,695, respectively, related to these shares.

8. TRANSFER OF PLAN ASSETS

On November 21, 2005, approximately 77 account balances in the Plan, totaling $2,177,927, were transferred to The Vanguard Fiduciary Trust Company Employee Benefit Plan. The transfer occurred after Putnam sold its Franklin, Massachusetts distribution center to Personix.

On November 30, 2005, approximately 830 account balances in the Plan, totaling $60,542,804, were transferred to the Marsh & McLennan Companies Stock Investment Plan. The rationale for offering the balance transfer was to facilitate the management-initiated transfer of a significant number of employees by consolidating their retirement savings into a single account.

Both transfers will satisfy the requirements of the Internal Revenue Code Sections 401(a)(12) and 414(l).

9. INVESTMENT OPTIONS

On October 3, 2005, Class Y shares of seven Putnam Investment options became available for Plan participants. Those funds include the following: Putnam Capital Appreciation Fund, Putnam Europe Equity Fund, Putnam Floating Rate Income Fund, Putnam Global Income Trust, Putnam Global Natural Resources Fund, Putnam International New Opportunities Fund, and Putnam Utilities Growth and Income Fund. These Class Y shares have a lower fee structure than their Class A counterpart, and are available to Plan participants as they are introduced. However, if participants owned Class A shares of any of the funds mentioned above, they have been automatically converted to Class Y shares as of October 3, 2005. Class A shares of these funds are no longer available under the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

PUTNAM INVESTMENTS PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

			(c) Description of		(e) Current
(a)	Shares	(b) Identity of Issue	Investment	(d) Cost **	Value

MUTUAL FUNDS AND COLLECTIVE TRUST:

*	34,055,203	Putnam Money Market Fund	Registered Investment Company		$ 34,055,203
*	1,383,895	Putnam Voyager Fund	Registered Investment Company		24,840,909
*	27,977,542	Putnam Stable Value Fund	Collective Trust		27,977,542
*	493,851	Putnam New Opportunities Fund	Registered Investment Company		23,314,685
*	1,225,523	The Putnam Fund for Growth and Income	Registered Investment Company		24,228,583
*	373,942	Putnam International Growth & Income Fund	Registered Investment Company		5,048,214
*	975,751	The George Putnam Fund of Boston	Registered Investment Company		17,534,248
*	1,504,096	Putnam Vista Fund	Registered Investment Company		16,680,428
*	1,076,380	Putnam Small Cap Value Fund	Registered Investment Company		18,373,805
*	1,223,587	Putnam OTC Emerging Growth Fund	Registered Investment Company		9,996,705
*	177,757	Putnam Health Sciences Trust	Registered Investment Company		11,246,677
*	1,197,648	Putnam Investors Fund	Registered Investment Company		16,431,724
*	831,767	Putnam International New Opportunities Fund	Registered Investment Company		11,295,401
*	1,057,550	Putnam Global Equity Fund	Registered Investment Company		9,919,824
*	819,026	Putnam New Value Fund	Registered Investment Company		14,734,279
*	432,353	Putnam Growth Opportunities	Registered Investment Company		5,880,006
*	662,302	Putnam High Yield Trust	Registered Investment Company		5,232,185
*	636,007	Putnam Equity Income Trust	Registered Investment Company		10,665,835
*	444,481	Putnam Research Fund	Registered Investment Company		6,480,537
*	510,456	Putnam Income Fund	Registered Investment Company		3,476,203
*	602,339	Putnam Capital Opportunities Fund	Registered Investment Company		6,914,854
*	564,257	Putnam Mid Cap Value Fund	Registered Investment Company		8,164,805
*	197,008	Putnam American Gov’t Income Trust	Registered Investment Company		1,755,338
*	236,457	Putnam Capital Appreciation Fund	Registered Investment Company		4,757,519
*	308,991	Putnam Classic Equity Fund	Registered Investment Company		4,097,217
*	145,886	Putnam Global Income Trust	Registered Investment Company		1,757,930
*	217,708	Putnam Convertible Income-Growth Trust	Registered Investment Company		3,803,363
*	519,605	Putnam High Yield Advantage Trust	Registered Investment Company		3,164,396

					(Continued)

PUTNAM INVESTMENTS PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

			(c) Description of		(e) Current
(a)	Shares	(b) Identity of Issue	Investment	(d) Cost **	Value

*	156,019	Putnam Europe Equity Fund	Registered Investment Company		3,546,307
*	730,013	Putnam Asset Allocation Fund—Balanced	Registered Investment Company		8,146,946
*	140,808	Putnam U.S. Government Income Trust	Registered Investment Company		1,844,590
*	982,294	Putnam Asset Allocation Fund: Growth	Registered Investment Company		12,052,744
*	435,672	Putnam Diversified Income Trust	Registered Investment Company		4,321,867
*	261,945	Putnam Global Natural Resources Fund	Registered Investment Company		7,297,792
*	192,741	Putnam Limited Duration Fund	Registered Investment Company		967,557
*	257,168	Putnam Asset Allocation Fund: Conservative	Registered Investment Company		2,389,092
*	413,719	Putnam Small Cap Growth Fund	Registered Investment Company		9,225,930
*	180,634	Putnam Utilities Growth and Income Fund	Registered Investment Company		1,974,333
*	403,143	Putnam Discovery Growth	Registered Investment Company		7,502,486
*	918,313	Putnam International Equity Fund	Registered Investment Company		24,142,453
*	519,660	Putnam International Cap Opportunities	Registered Investment Company		14,918,373
*	100,681	Putnam Floating Rate Income Fund	Registered Investment Company		1,005,803
*	38	Putnam RetirementReady Maturity	Registered Investment Company		2,179
*	152	Putnam RetirementReady 2010	Registered Investment Company		9,227
*	1,204	Putnam RetirementReady 2015	Registered Investment Company		78,447
*	705	Putnam RetirementReady 2020	Registered Investment Company		49,152
*	7,631	Putnam RetirementReady 2025	Registered Investment Company		546,010
*	3,656	Putnam RetirementReady 2030	Registered Investment Company		267,772
*	4,743	Putnam RetirementReady 2035	Registered Investment Company		354,324
*	3,252	Putnam RetirementReady 2040	Registered Investment Company		248,066
*	1,762	Putnam RetirementReady 2045	Registered Investment Company		135,127
*	61	Putnam RetirementReady 2050	Registered Investment Company		3,333

		Total Mutual Funds and Collective Trust			432,858,325

*	247,999	Marsh & McLennan Companies, Inc.	Common Stock		7,876,471

*		Participants	Participant loans—various
			maturities from 2006 through
			2015 at interest rates
			ranging from 4.0% to 9.68%		7,137,062

		TOTAL INVESTMENTS			$447,871,858

					(Concluded)

* Permitted party-in-interest.

(Note—The Putnam mutual funds are sponsored by Putnam Investments Trust, a party-in-interest to the Plan.)

** Cost information is not required for participant-directed investments and is therefore not included.